September 21, 2023	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Cannarella and Karl Hiller

Re:	Global Crossing Airlines Group Inc.

Form 10-K for the fiscal year ended December 31, 2023

Form 8-K Filed March 14, 2023

File No. 00-56-409

Dear Mr. Cannarella and Mr. Hiller:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company” or “GlobalX”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “Staff Letter”), dated September 7, 2023 the Staff later related to financial disclosure in both the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished March 14, 2023 (the “Form 8-K”).

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has also set forth below, in bold and italics, the text the Company’s response. We also respectfully submit to the Staff for its consideration that the proposed disclosures be provided in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Overview, page 21

1. We have several comments under this heading concerning disclosure requirements that do not appear to have been adequately addressed and we expect that an amendment to your annual report will be necessary to provide the information prescribed by Item 303(a) and (b) of Regulation S-K, as indicated in the comments that follow.

We have similar concerns regarding disclosures in your subsequent interim reports for which you should address the requirements in Item 303(c) of Regulation S-K, concerning material changes in your financial condition and results of operations, relative to the information that should have been provided in the annual report.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

September 21, 2023

Please submit draft amendments reflecting all revisions that are necessary to address the comments for review in advance of filing the amendments.

Response: The Company notes the Staff’s comment and the Company will amend its Form 10-K to include the disclosure set forth on Exhibit A. In this disclosure, the Company has expanded the “Results of Operations” section in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, Business Overview to comply with Items 303(a) and (b) of Regulation S-K.

Results of Operations, page 24

2. We note that your discussion and analysis does not encompass your operating loss or net loss, and that disclosures pertaining to revenues and the nine line items that comprise your operating expenses, consist of a single sentence for each item, in which you quantify and attribute the change to “...the delivery of aircraft during 2022 and full year of revenue service in 2022,” although with a few abbreviated variations where you cite only one of these reasons, or also reference FAA certification or the change in block hours.

It appears that you will need to substantially expand this section of your filing to comply with Item 303 of Regulation S-K. For example, your discussion and analysis of the results of operations should cover the matters identified in the following points.

•

Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.

•

Focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

•	Describe the underlying reasons for material changes, including material changes within a line item that offset one another, in quantitative and qualitative terms.

•

Identify events or circumstances that either have caused or are reasonably likely to cause a material change in the relationship between costs and revenues, such as reasonably likely future increases in costs of labor or materials or price increases.

•

Describe the extent to which material changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.

Given the magnitude of the changes that you report, your view on the indicative value of the reported financial information, including your view of the operating loss and net loss reported in accordance with GAAP, should be addressed; the extent to which you expect the apparent trend to continue, in comparing 2021 and 2022, should be clear.

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

September 21, 2023

Please revise as necessary to comply with the requirements reference above.

Response: The Company notes the Staff’s comment and the Company will amend its Form 10-K to include the disclosures set forth on Exhibit A.

3. We note that you provide a discussion within the earnings release that you filed on Form 8-K on March 14, 2023 of revenue and your non-GAAP measures of Adjusted EBITDA and Adjusted EBITDAR, without any mention of your GAAP measures of operating loss and net loss. Please adhere to the following requirements of Regulation G, pertaining to your public disclosures of material information that include non-GAAP financial measures, such as your earnings releases.

•	Include a presentation of the most directly comparable GAAP financial measures.

•	Include all material facts and information necessary to make your disclosures of the non-GAAP financial measures not misleading.

Response: The Company notes the Staff’s comment. Based on the comments of Staff, the disclosures set forth on Exhibit B (related to the non-GAAP measures of Adjusted EBITDA and Adjusted EBITDAR) have been prepared to adhere to the requirements of paragraph (b) of Regulation G and question 100.01 of SEC Non-GAAP Compliance and Disclosure Interpretations. The Company will utilize these disclosures for future earnings release and will amend the Form 8-K accordingly if required by the Staff.

4. We note that your non-GAAP measures of Adjusted EBITDA, Adjusted EBITDAR, and Adjusted Net Loss, as disclosed in the earnings release that you filed on March 14, 2023, include an adjustment to remove the costs associated with aircraft pilots training.

However, the investor update which accompanies that report, and certain public remarks made by your chief executive officer, as with the earnings call on March 9, 2023, indicate you are committed to pilot training for the foreseeable future, e.g. having signed major agreements with aviation academies to increase the pool of available pilots, and taking delivery of a new full flag simulator for your pilot training needs.

Given your risk factor disclosure on page 13, explaining that major U.S. airlines offer wage and benefit packages that exceed your wage and benefit packages, it also appears that you may be anticipating a continuous need to recruit and train new pilots to replace more senior pilots who accept higher paying positions elsewhere.

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

September 21, 2023

Please refer to paragraph (b) of §244.100 of Regulation G, and Question 100.01 of our Non-GAAP Compliance and Disclosure Interpretations at https://www.sec.gov/ corpfin/non-gaap-financial-measures, and address the following points.

•

Tell us the nature of the cost associated with aircraft pilots training that have been removed in the computation and clarify the extent to which you are distinguishing between recurring and non-recurring pilot training costs for each adjustment.

•

Tell us your view on whether these adjustments are normal, recurring, cash operating expenses that are necessary to operate your business, considering your agreements with aviation academies and acquisition of the flight simulator.

•	Tell us how you classify the costs of pilot training in your financial statements.

If you believe that you are able to support the continued disclosure of non-GAAP performance measures that exclude pilot training costs, explain to us how you propose to clarify the limitations on the utility of the measures and address the relevance and significance of the excluded amounts in connection with any future disclosures.

Response: The Company notes the Staff’s comment. Based on the comments of Staff, the disclosures set forth on Exhibit B (related to the non-GAAP measures of Adjusted EBITDA and Adjusted EBITDAR) have been prepared to adhere to the requirements of paragraph (b) of Regulation G and question 100.01 of SEC Non-GAAP Compliance and Disclosure Interpretations. The Company will utilize these disclosures for future earnings release and will amend the Form 8-K accordingly if required by the Staff.

5. We note that you are presenting Adjusted EBITDAR as a non-GAAP performance measure in your earnings releases, and have excluded aircraft rental costs in its computation. As such costs appear to be normal, recurring, cash operating expenses that are necessary to operate your business, address paragraph (b) of §244.100 of Regulation G, and the guidance in Question 100.01 of our Non-GAAP Compliance and Disclosure Interpretations at https://www.sec.gov/corpfin/non-gaap-financial-measures.

If you believe that you are able to support the continued disclosure of non-GAAP performance measures that exclude aircraft rental costs, explain to us how you propose to clarify the limitations on the utility of the measures and address the relevance and significance of the excluded amounts in connection with any future disclosures.

Response: The Company notes the Staff’s comment and the Company believes it is able to support the continued disclosure of non-GAAP performance measures that exclude aircraft rental costs (i.e. EBITDAR), because EBITDAR is a useful metric for investors that is commonly used by the aviation industry. This allows the comparison of a normalized metric among different sized airlines that purchase and/or lease their aircraft. Attached as Exhibit E to this letter is a sample of United Airlines press release that used the same metric.

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

September 21, 2023

Liquidity and Capital Resources, page 25

6. We note that your discussion and analysis of liquidity and capital resources does not include an evaluation of the certainty of cash flow resources or requirements, though is instead comprised entirely of a recitation of the reconciling items and line item activity reported in the operating, investing and financing sections of your cash flow statements.

It appears that you will need to substantially expand this section of your filing to comply with Item 303 of Regulation S-K. For example, your discussion and analysis of liquidity and capital resources should cover the matters identified in the following points.

•

Include an analysis of your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for the short-term and separately in the long-term; identify and describe internal and external sources of liquidity and briefly discuss any material unused sources of liquid assets.

•

Include an analysis of material cash requirements from known contractual and other obligations, specifying the various types of obligations and the associated time periods in which these must be satisfied, and identify commitments for capital expenditures and the anticipated source of funds.

•

Identify and describe any known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity or capital resources increasing or decreasing in any material way; discuss any reasonably likely material changes in the mix and relative cost of such resources, including any reasonably likely changes among equity, debt, and any off-balance sheet financing arrangements.

We expect that you will also need to provide a more informative discussion and analysis of cash flows from operating activities, to identify and address material changes in the underlying drivers (e.g. cash receipts from sales and cash payments for costs of sales), rather than merely identify changes in your working capital components.

In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of the apparent trends and variability in cash flows. Please refer to Section IV of our Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, issued December 19, 2003 (SEC Release Nos. 33-8350; 34-48960; FR-72). Please revise as necessary to comply with the requirements reference above.

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

September 21, 2023

Response: The Company notes the Staff’s comment and the Company will amend its Form 10-K to include the disclosures set forth on Exhibit C. The Company has expanded the discussion and analysis of liquidity and capital resources to include the evaluation of the certainty of cash flow resources or requirements as well as more informative discussion and analysis of cash flow from operating and financing activities to comply with Item 303 of Regulation S-K.

Financial Statements

Consolidated Balance Sheets, page 28

7. We note that you report $9.5 million of accrued liabilities which represent 34% of current liabilities as of December 31, 2022.

Please address the requirement to disclose in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities in Rule 5-02.20 of Regulation S-X, and submit the analysis of the account components that you conduct in evaluating the need for incremental disclosure pursuant to this requirement.

Response: The Company notes the Staff’s comment and the Company will amend its Form 10-K to include the disclosures set forth on Exhibit D. The Company has expanded the disclosure of the of accrued liabilities and deferred revenue and customer deposits and will add a “Note for Supplemental Balance Sheet Information.”

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page 37

8. We note that you report significant balances for deferred revenues and customer deposits.

Please expand your disclosures to include the accounting policy that you follow in distinguishing between amounts that are classified as deferred revenues and amounts that are classified as customer deposits to comply with FASB ASC 235-10-50-1.

Please also disclose the revenue amounts recognized each period that were included in the contract liability balance at the beginning of the period to comply with FASB ASC 60610-50-8(b); and any obligations for refunds pursuant to FASB ASC 606-10-50-12(d).

Response: The Company notes the Staff’s comment and the Company will amend its Form 10-K to include the disclosures set forth on Exhibit D. The Company has expanded the disclosure of the of accrued liabilities and deferred revenue and customer deposits and will add a “Note for Supplemental Balance Sheet Information.”

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

September 21, 2023

Controls and Procedures, page 53

9. We note your disclosure indicating that disclosure controls and procedures were evaluated and found to be effective. However, it appears that you have not provided the information required by Item 308(a) and (c) of Regulation S-K, regarding management’s annual report on internal control over financial reporting.

Given the absence of this disclosure, as well as the deficiencies noted in the other comments in this letter, it appears that your disclosure controls and procedures were not actually effective, notwithstanding your earlier conclusion.

Please amend your filing to include such clarification along with the information referenced above. Please obtain and file updated certifications from your officers with the amendments consistent with Item 601(b)(31) of Regulation S-K.

Response: The Company notes the Staff’s comment and the Company will amend its Form 10-K to include an officers’ certification indicating the disclosure controls and procedures were not effective as of December 31, 2022, consistent with Item 601(b)(31) of regulation S-K..

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Robert Quick, RRBB

Exhibit A

(Includes Responses to Comments 1 and 2)

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following discussion should be read in conjunction with our Financial Statements and other financial information appearing and referred to elsewhere in this report.

Years ended December 31, 2022 and 2021

Operating Revenue & Statistics

The analysis of GlobalX results, comparing 2021 and 2022, requires an understanding of how the Company fundamentally evolved during that time period. Prior to August of 2021, GlobalX was a pre-revenue airline attempting to secure the required government approvals (Department of Transportation and Federal Aviation Authority) to commence commercial operations. These approvals were obtained in August of 2021; which marked the beginning of commercial operations. It cannot be understated how different the costs required to operate aircraft versus applying for approval to operate aircraft. The operation of aircraft involves the requirement to pay for fuel, ground services, maintenance, increased staff (in the form of head office and flight crews) and travel which is required to get crews where they need to be to operate flights. In 2021 we conducted commercial operations for five months and in 2022 we conducted commercial operations for twelve months. This factor alone is the single largest driver of increased revenue and operating expenses when comparing 2021 to 2022. This activity level is manifested in block hours, which is the measure by which we track all commercial activity. While other airlines discuss available seat miles and revenue per available seat mile (“rasm”), cost per available seat mile (“casm”), these metrics are not germane to our business model as an ACMI operator. We charter the entire aircraft, we do not take fuel risk, we do not take third party risk and as such review and evaluate all results on a block hour basis.

The following table compares our Operating Fleet (average aircraft equivalents during the period) and total Block Hours operated:

				%
	2022	2021	Inc/(Dec)	Change
Operating Revenue	$97,110,205	$14,292,472	$82,817,733	579.5%

Operating Fleet	2022		2021		Inc/(Dec)
A320		5.6		0.8	4.8
A321		1.0		0.4	0.6

Total Operating Average Aircraft Equivalents		6.6		1.2	5.4
Net Aircraft Available		6.6		1.2	5.4
Total Block Hours		8,666		1,679	6,987
Average Utilization per available aircraft		1,319		1,399	(80)

Operating revenue increased $82.8 million or 579.5%, from $14.3 million to $97.1 million, while Block Hours increased 6,987, or 416% from 1,679 to 8,666. The increase in revenue is primarily driven by a 448% increase in average available aircraft from one to seven aircraft.

Operating Expenses	2022	2021	Inc/(Dec)	% Change
Salaries, Wages, & Benefits	$30,629,414	$9,784,450	$20,844,964	213.0%
Aircraft Fuel	23,035,395	3,142,720	19,892,675	633.0%
Maintenance, materials and repairs	4,377,378	832,609	3,544,769	425.7%
Depreciation and amortization	609,489	34,289	575,200	1677.5%
Contracted ground and aviation services	15,607,926	3,336,782	12,271,144	367.8%
Travel	5,024,758	961,258	4,063,500	422.7%
Insurance	3,580,377	1,713,756	1,866,621	108.9%
Aircraft Rent	15,614,081	4,149,871	11,464,210	276.3%
Other	9,867,929	7,497,021	2,370,908	31.6%

Total Operating Expenses	108,346,747	31,452,756	76,893,991	244.5%

Salaries, wages, and benefits grew to $30.6 million up from $9.8 million, a $20.8 million increase, or 213%, primarily due to the hiring and training of pilots and other airline personnel necessitated by the growing fleet and operations. The total employees grew 69.5% from 187 to 317 and pilots increased from 10 to 39, or 290%.

Aircraft fuel grew from $3.1 million to $23.0 million, a $19.9 million, or 633% increase, primarily due to an increase in block hours of 6,987 or 416% as a result of high number of aircraft available. Additionally, the average spot price of jet fuel was approximately 30% greater in 2022.

Maintenance, materials, and repairs increased by $3.5 million, from $0.8 million to $4.4 million, or 426%, primarily due to (1) the increase in average aircraft in operation during the periods from one to seven and (2) the block hours of operation, which increased from 1,679 to 8,666, or 416%. Maintenance of aircraft must be performed proactively. Block Hours of the aircraft and its parts are rigorously monitored, tracked, and used to determine scheduled service. As a result, there is a strong correlation between Block Hours and maintenance, materials, and repairs.

Depreciation and amortization increased $0.6 million, or 1,677%, from $.003 million to $0.6 million, driven by assets acquired to support our airport operations. These assets include, but are not limited to, fuel trucks, tractors, computers, software, and rotable inventory.

Contracted ground and aviation services increased by $12.3 million, or 368%, from $3.3 million to $15.6 million, primarily due to an increase in block hours. As operations (block hours) increased GlobalX required additional support from third party aviation partners at airports to provide check in, security screening, catering, baggage handling, fueling, and other services to clients.

Travel increased $4.0 million or 423%, from $1.0 million to $ 5.0 million, primarily due to the increase in Block Hours and a significant increase in the number of pilots in training who require hotel accommodations during the trips.

Insurance increased $1.9 million, or 109%, from $1.7 million to $3.6 million, primarily related to the increase in the number of aircraft.

Aircraft rent increased 276% $11.5 million, or 276%, from $4.1 million to $15.6 million, primarily due to the increase in the number of aircraft from one to seven average aircraft equivalent.

Operating loss improved by $6.0 million, from an operating loss of $17.2 million to $11.2 million. This improvement was driven by (1) the delivery of aircraft, (2) the improvement of market rates, and (3) the Company’s ability to capture that rate with a fully operational fleet. GlobalX’s revenue per aircraft increased by 23.4% to $14.7 million in 2022.

Non-operating Expenses (Income)

The following table compares our Non-operating Expenses (Income):

Non-Operating Expenses (Income)	2022	2021	Inc/(Dec)	% Change
Loss (Gain) on Warrant Valuation	$—	$2,650,772	$(2,650,772)	(100.0)%
Unrealized Loss (Gain) on Financial Instruments	(96,415)	154,120	(250,535)	(162.6)%
Equity method investment activity	—	—	—	N/A
Other non-operating expenses	3,058,938	—	3,058,938	N/A
Interest Expense	1,621,932	31,043	1,590,889	5124.8%

Total Non-Operating Expenses (Income)	$4,584,455	$2,835,935	$4,399,292	155.1%

Loss (Gain) on Warrant Valuation decreased $2.6 million due to the reclassification of warrants during 2021 from a liability to equity.

Other non-operating expenses increased by $3.0 million due to the write-off of deferred costs incurred in connection with GEM line of credit, as discussed in note 9 of the consolidated financial statements.

Interest expense, net increased $1.6 million driven mainly by the interest payable on the debentures issued in 2022.

Discontinued Operations	2022	2021	Inc/(Dec)	% Change
Income from Discontinued Operations	$—	$177,706	$(177,706)	(100.0)%

Income From Discontinued Operations decreased by $178 thousand dollars as a result of the spin-off of Canada Jetlines.

Net Loss improved by $4.0 million to a net loss of $15.8 million. This improvement was driven by the delivery of additional aircraft, the improvement of market rates, and the company’s ability to capture that rate with a fully operational fleet. GlobalX’s revenue per aircraft increased by 23.4% to $14.7 million in 2022.

Exhibit B

(Includes Responses to Comments 3 and 4)

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
Operating Income/(Loss)	$(737,994)	$(4,231,028)	$(11,236,542)	$(17,160,284)
Depreciation and amortization	312,659	18,805	609,489	34,289

EBITDA	(425,335)	(4,212,223)	(10,627,053)	(17,125,995)
Share-based compensation	591,199	688,525	1,386,533	1,254,413
Aircraft pilots training and salaries for cargo operations	680,000	—	2,630,000	—

Adjusted EBITDA	845,864	(3,523,698)	(6,610,520)	(15,871,582)
Aircraft Rent	4,462,669	2,235,830	15,614,081	4,149,871

Adjusted EBITDAR	$5,308,532	$(1,287,868)	$9,003,561	$(11,721,711)
Reconciliation of Net Loss to Adjusted EPS
Net Loss	$(4,440,528)	$(4,482,623)	$(15,820,997)	$(19,818,513)
GEM	2,926,501	—	2,926,501	—
Share-based compensation	591,199	688,525	1,386,533	1,254,413
Aircraft Cargo Pilots Training and Excess Wages	680,000	—	2,630,000	—

Adjusted Net Loss	$(242,828)	$(3,794,098)	$(8,877,964)	$(18,564,100)
Weighted average number of shares outstanding	53,301,534	46,185,089	52,074,647	46,185,089

Adjusted EPS	$(0.00)	$(0.08)	$(0.17)	$(0.40)

In 2022, the Company made significant investments in new pilot training and salaries in connection with the initiation of its cargo and passenger’s operations of $0.7 million and $2.6 million during the three and twelve months ended December 31, 2022, respectively. These costs are reported in the financial statements in the Salaries, Wages and Benefits and under other expenses. These costs represent the direct costs associated with the hiring and training of new flight crews required to operate additional aircraft scheduled to be delivered and does not include any required recurring training cost of existing flight crews, training due to attrition, any payments made to flight schools for referring pilots nor any of the costs associated with our leased flat panel flight simulator, which is used by all pilots. GlobalX believes it is important to highlight start-up expenses, creating an asset to support future revenue, allowing for a clearer understanding of our financial results. While we expect to continue to incur these start-up expenses as a percentage of the entire operating costs, we expect the costs to reduce in materiality.

The scale of our growth is demonstrated by the increase of the number of passenger aircraft from one in August 2021 to seven in December 2022. In addition, significant training costs were incurred in 2022 hiring and training pilots to support our new Cargo business line which launched in early 2023. The number of flight crews required and the cost to hire, pay and train these flight crews to support the additional aircraft was substantial as highlighted in the chart above.

In addition, the Company incurred non-cash share-based compensation expenses of $0.6 million and $1.4 million during the three and twelve months ended December 31, 2022, respectively.

These items above were included in the operating loss of $0.7 million and $11.2 million and net loss of $4.4 million and $15.8 million of the consolidated statement of operations for the three and twelve months ended December 31, 2022, respectively. The Company believes that presenting these items in the calculation of the Adjusted EBITDA, Adjusted Net loss and Adjusted EPS is useful to allow investors to evaluate the Company’s operations had these investments not been made during 2022.

During the three months ended December 31, 2022, the company incurred $2.9 million of charges primarily related to final settlement entered with GEM which includes a payment plan for approximately $1.5 million (CAD $2 million note principal) plus interest and legal fees for a total of $2.9 million. This settlement amount was included in the other non-operating expense of the consolidated statement of operations and the Company believes that presenting it as an adjustment of its net loss of $4.4 million and $15.8 million of the consolidated statement of operations for the three and twelve months ended December 31, 2022, respectively, is useful to allow investors to evaluate the Company’s Adjusted Net Loss and Adjusted EPS had this non-operating, unusual and non-recurring event not been incurred and it is not part of the Company’s ongoing performance.

Exhibit C

(Includes Responses to Comment 6)

Liquidity and Capital Resources (revised)

The most significant liquidity events during 2022 were as follows:

Operating Activities. For 2022, Net Cash used in operating activities decreased from $10.8 million to $6.9 million, consisting primarily of $15.8 million of Net Loss, $1.9 million of increase in Accounts Receivable, $1.3 million of increase in Prepaid Expenses and other current assets, and $3.5 million of increase in Operating lease obligations. These were partially offset by noncash adjustments of $0.6 million for depreciation and amortization of fixed assets, operating lease right of use assets and debt issue costs, $1.4 million for Share-based payments, $9.3 million of Accounts payable and Accrued and other liabilities, and $0.2 million of Bad debt expense. For 2021, Net Cash used for operating activities was $10.8 million, consisting primarily of $20.0 million of Net Loss, non-cash adjustments of $2.7 million related to loss on warrant revaluation, $1.1 million of Amortization of operating lease right of use assets, $1.2 million of Share-based payments, and $8.0 million in Accounts payable and Accrued and other liabilities.

As of December 31, 2022, the Company had approximately $1.9 million in unrestricted cash and cash equivalents, a decrease of approximately $3.3 million from December 31, 2021. Management believes the existing cash and cash equivalents, together with cash generated from expected increase of sales associated with the Company’s initiatives to raise additional funds will be sufficient to satisfy the Company’s liquidity needs for the next twelve months. Management’s still evaluating the existing options of raise additional funds, in the form of additional equity or debt.

The Company has significant fixed and noncancelable lease commitments of aircraft, equipment and related maintenance checks. As of December 31, 2022, the Company had total of $0.6 million and $9.2 million due in the next 12 months of future minimum lease payments under finance and operating leases, respectively, and approximately $1.8 million in current portion of notes payable included in the current liabilities presented in the Company’s consolidated balance sheet. As of December 31, 2022, the Company had total of $2.7 million and $27.6 million due after 12 months from the balance sheet date of future minimum lease payments under finance and operating leases, respectively, and approximately $5.1 million in notes payable included in the non-current liabilities presented in the Company’s consolidated balance sheet. The Company finished 2022 with eight passenger aircraft and expects the aircraft fleet to increase to 12 passenger aircraft and 6 cargo aircraft by the end of 2023. Looking towards 2023, of the additional projected aircraft, 8 are under lease with partial or total deposits paid and 4 are under LOI.

Investing Activities. For 2022, Net Cash used for investing activities increased from $652.7 thousand to $1.9 million, consisting of $1.9 million of Purchases of property and equipment. For 2021, Net cash used for investing activities was $652.7 thousand, consisting of $652.7 thousand of Purchases of property and equipment.

Financing Activities. For 2022, Net Cash provided by financing activities decreased from $18.9 million to $6.2 million, consisting primarily of $5.9 million of Note Payable, and $0.8 million in Proceeds from issuance of shares, partially offset by $0.5 million in Principal payments of finance leases. For 2021, net cash provided by financing activities was $18.9 million, which primarily reflected $19.0 million in Proceeds from issuance of shares.

As disclosed in the subsequent events footnotes to the Company’s consolidated financial statement, on January 30, 2023, the Company secured a loan for up to $5.0 million with an investor to provide working capital and additional liquidity to support GlobalX’s operations. The net proceeds of the loan will be used to further the business objectives of the Company and to secure additional passenger and freighter aircraft for charter operations that were delivered during the first half of 2023.

The Company continuously seeks to identify external sources of capital from time to time depending on our cash requirements, assessment of current and anticipated market conditions, and the after-tax cost of capital. Our access to capital markets can be adversely impacted by prevailing economic conditions and by financial, business and other factors, some of which are beyond our control. Additionally, the Company’s borrowing costs are affected by market conditions and may be adversely impacted by a tightening in credit markets.

The Company regularly assesses our anticipated working capital needs, debt and leverage levels, debt maturities, capital expenditure requirements and future investments or acquisitions to maximize shareholder return, efficiently finance our ongoing operations and maintain flexibility for future strategic transactions. The Company also regularly evaluates its liquidity and capital structure to ensure financial risks, adequate liquidity access and lower cost of capital are efficiently managed.

Exhibit D

(Includes Responses to Comments 7 and 8)

Accrued Liabilities

Accrued liabilities consisted of the following as of December 31:

	2022	2021
Salaries, wages and benefits	$1,796,443	$998,301
Passenger taxes	1,647,319	517,021
Aircraft fuel	1,595,324	623,806
Contracted ground and aviation services	1,154,409	555,561
Maintenance	1,115,293	8,717
Aircraft Rent	986,762	715,488
Other	1,163,080	800,597

Accrued liabilities	9,458,630	4,219,491

Revenue Contract Liability

Deferred revenue for customer contracts represents amounts collected from, or invoiced to, customers in advance of revenue recognition. The balance of Deferred revenue will increase or decrease based on the timing of invoices and recognition of revenue.

Significant changes in our Deferred Revenue liability balances during the year ended December 31, 2022 were as follows:

Deferred Revenue
Balance as of December 31, 2021	$1,995,090
Revenue recognized	(1,995,090)
Amounts collected or invoiced	3,200,664

Balance as of December 31, 2022	3,200,664

Exhibit E

United Airlines Announces Second-Quarter Financial Results: Achieves Record-Setting Financial Performance

In addition to YOY EPS and pre-tax margin improvement, achieved highest quarterly adjusted EPS1 and second-quarter adjusted pre-tax margin1 in company history

Expects full-year 2023 adjusted EPS2 to now be $11-$12

Strengthened balance sheet — ahead of pace to reach FY23 leverage target

Record-setting 2Q performance is clear evidence of ‘United Next’ success

CHICAGO, July 19, 2023 /PRNewswire/ — Airlines (UAL) today reported second-quarter 2023 financial results. The company reported quarterly earnings per share of $3.24 and pre-tax margin of 9.8%. The company set records on an adjusted basis1 with earnings per share of $5.03 and pre-tax margin of 15.3%. The strong financial performance has accelerated the company’s efforts to restore its balance sheet, resulting in trailing twelve months adjusted net debt1 to adjusted EBITDAR1 of 2.4x, back to 2019 levels and ahead of its full year 2023 target of less than 3x. The momentum from the second quarter is expected to power the company to full year 2023 adjusted earnings per share2 of $11 to $12, up versus previous guidance of $10 to $12. The all-time quarterly highs in the second quarter and the bright outlook for the future are evidence that the United Next strategy to upgauge the airline, increase connectivity at its mid-continent hubs, and expand its industry leading global network is working.

The company’s second quarter performance also benefited from the strength in its network. In the second quarter, United’s domestic margins returned to 2019 levels while international margins were well above 2019. United continues to establish its position as the United States flag carrier, with a 27% increase in capacity internationally versus the same quarter last year. Looking to capitalize on demand for international travel, United announced earlier this week a second expansion of its Pacific flying this fall with new flights to Manila, Hong Kong, Taipei and Tokyo (Narita). The airline is expecting to maximize the success of its international business with the largest widebody aircraft order in history that it announced with Boeing in December 2022.

“The United team persevered through an unprecedented series of events at the end of last month. They are the best in the business and we’re focused on the important changes we can make, especially in Newark, to serve our customers even better,” said United Airlines CEO Scott Kirby. “United’s financial performance in the second quarter and our outlook for the remainder of the year and beyond make it clear that United Next is working and is the right strategy at the right time. Our focus now is on executing that strategy well – because we know it will deliver huge benefits for our customers, our employees and our owners.”

Second-Quarter Financial Results

•	Capacity up 17.5% compared to second-quarter 2022.

•	Total operating revenue of $14.2 billion, up 17.1% compared to second-quarter 2022.

•	TRASM down 0.4% compared to second-quarter 2022.

•	CASM down 4.0%, and CASM-ex1 up 2.0%, compared to second-quarter 2022.

•	Pre-tax income of $1.4 billion, with a pre-tax margin of 9.8%; adjusted pre-tax income[1] of $2.2 billion, with an adjusted pre-tax margin[1] of 15.3%.

•	Net income of $1.1 billion, adjusted net income[1] of $1.7 billion.

•	Earnings per share of $3.24, adjusted earnings per share[1] of $5.03.

•	Average fuel price per gallon of $2.66.

•	Trailing twelve months adjusted net debt[1] to adjusted EBITDAR[1] of 2.4x.

Key Highlights

•	Raised $1.3 billion from an offering of enhanced equipment trust certificates (EETC).

•	Pre-paid $1 billion of high-coupon debt.

•

Launched self-service tool in United’s award-winning app that automatically presents travelers personalized re-booking options, bag tracking information and meal and hotel vouchers when eligible if their flight is delayed or cancelled.

•	Carried the highest volume of revenue passengers since pre-pandemic.

•	In June, achieved highest month for new enrolled members of the MileagePlus® program with approximately 800,000 new members.

•

Introduced a blend of sustainable aviation fuel (SAF) on departing flights from San Francisco International Airport, making it the third airport where United uses SAF. Also announced plans to use a SAF blend later this summer at London Heathrow Airport.

Operational Performance

•	Flew a daily average of more than 2,400 flights, the most mainline flights in a quarter in company history.

•	Achieved largest percentage of mainline operated flights in history, with 60% of flights flown by mainline aircraft.

•	Increased number of departures on two-cabin aircraft to 87% of departures, versus 68% in second-quarter 2019.

Customer Enhancements

•	First airline to launch Live Activities for iPhone, giving customers real-time access to their boarding pass, gate and seat number, and countdown clock to departure time.

•	Opened the company’s newest United ClubSM in Newark Liberty Airport’s new Terminal A.

•	Added United Polaris® cabin meal pre-orders on widebody international flights starting in July.

Network

•	Flew United’s largest schedule across the Atlantic ever, 32% larger than United’s 2019 schedule and 10% larger than the next largest US carrier.

•

Launched six new international trans-Atlantic routes between Malaga, Spain and Newark/New York, Stockholm, Sweden and Newark/New York, Berlin, Germany and Washington D.C., Barcelona, Spain and Chicago, Shannon, Ireland and Chicago, and Rome, Italy and San Francisco.

•

Announced the largest South Pacific expansion in aviation history, becoming the only airline to offer direct service to Christchurch, New Zealand from the Continental United States, via San Francisco, and two new routes between Los Angeles and both Auckland, New Zealand and Brisbane, Australia (subject to government approval).

•

Announced large expansion of destinations from its Denver hub, with 35 flights and six new non-stop flights at Denver International Airport including four destinations not served by any other Denver airline. This summer United has more than 50% more flights and destinations than the airline’s nearest competitor and will fly its largest schedule in company history from the hub.

Communities

•

Welcomed nine new corporate participants to its Eco-Skies Alliance program, set up to contribute to the purchase of sustainable aviation fuel (“SAF”). To date the program has invested in the future production of more than five billion gallons of SAF.

•	Announced official front-of-shirt sponsorship for Wrexham AFC, the recently promoted Welsh soccer team.

•	Provided more than 40,000 pounds of relief cargo, 150 volunteers, and multiple humanitarian flights to Guam to provide support following Super Typhoon Mawar.

•	Employees volunteered nearly 5,000 hours at more than 200 events across the globe with a number of non-profit partner organizations.

•	Over 4.4 million miles donated by MileagePlus members to more than 40 non-profit organizations via the Miles on a MissionSM program.

•	Provided more than $1 million of financial support to environmental and disaster relief partners supporting volunteer efforts.

•	Participated in 9 Pride parade activations across United’s network.

Earnings Call

UAL will hold a conference call to discuss second quarter 2023 financial results, as well as its financial and operational outlook for third quarter 2023 and beyond, on Thursday, July 20, at 9:30 a.m. CT/10:30 a.m. ET. A live, listen-only webcast of the conference call will be available at ir.united.com. The webcast will be available for replay within 24 hours of the conference call and then archived on the website for three months.

Outlook

This press release should be read in conjunction with the company’s Investor Update issued in connection with this quarterly earnings announcement, which provides additional information on the company’s business outlook (including certain financial and operational guidance) and is furnished with this press release with the U.S. Securities and Exchange Commission on a Current Report on Form 8-K. The Investor Update is also available at ir.united.com. Management will also discuss certain business outlook items during the quarterly earnings conference call.

The company’s business outlook is subject to risks and uncertainties applicable to all forward-looking statements as described elsewhere in this press release. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

About United

At United, Good Leads The WaySM. With U.S. hubs in Chicago, Denver, Houston, Los Angeles, New York/Newark, San Francisco and Washington, D.C., United operates the most comprehensive global route network among North American carriers, and is now the largest airline in the world as measured by available seat miles. For more about how to join the United team, please visit www.united.com/careers and more information about the company is at www.united.com. United Airlines Holdings, Inc., the parent company of United Airlines, Inc., is traded on the Nasdaq under the symbol “UAL”.

Website Information

We routinely post important news and information regarding United on our corporate website, www.united.com, and our investor relations website, ir.united.com. We use our investor relations website as a primary channel for disclosing key information to our investors, including the timing of future investor conferences and earnings calls, press releases and other information about financial performance, reports filed or furnished with the U.S. Securities and Exchange Commission, information on corporate governance and details related to our annual meeting of shareholders. We may use our investor relations website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We may also use social media channels to communicate with our investors and the public about our company and other matters, and those communications could be deemed to be material information. The information contained on, or that may be accessed through, our website or social media channels are not incorporated by reference into, and are not a part of, this document.

Cautionary Statement Regarding Forward-Looking Statements:

This press release and the related attachments and Investor Update (as well as the oral statements made with respect to information contained in this release and the attachments) contain certain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to, among other things, goals, plans and projections regarding the company’s financial position, results of operations, market position, capacity, fleet, announced routes (which may be subject to government approval), product development, ESG targets and business strategy. Such forward-looking statements are based on historical performance and current expectations, estimates, forecasts and projections about the company’s future financial results, goals, plans, commitments, strategies and objectives and involve inherent risks, assumptions and uncertainties, known or unknown, including internal or external factors that could delay, divert or change any of them, that are difficult to predict, may be beyond the company’s control and could cause the company’s future financial results, goals, plans, commitments, strategies and objectives to differ materially from those expressed in, or implied by, the statements. Words such as “should,” “could,” “would,” “will,” “may,” “expects,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “projects,” “forecast,” “guidance,” “outlook,” “goals,” “targets,” “pledge,” “confident,” “optimistic,” “dedicated,” “positioned” and other words and terms of similar meaning and expression are intended to identify forward-looking statements, although not all forward-looking statements contain such terms. All statements, other than those that relate solely to historical facts, are forward-looking statements.

Additionally, forward-looking statements include conditional statements and statements that identify uncertainties or trends, discuss the possible future effects of known trends or uncertainties, or that indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this release are based upon information available to us on the date of this release. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law or regulation.

Our actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: execution risks associated with our strategic operating plan; changes in our network strategy or other factors outside our control resulting in less economic aircraft orders, costs related to modification or termination of aircraft orders or entry into less favorable aircraft orders, as well as any inability to accept or integrate new aircraft into our fleet as planned; any failure to effectively manage, and receive anticipated benefits and returns from, acquisitions, divestitures, investments, joint ventures and other portfolio actions, or related exposures to unknown liabilities or other issues or underperformance as compared to our expectations; the adverse impacts of the ongoing COVID-19 global pandemic on our business, operating results, financial condition and liquidity; adverse publicity, harm to our brand, reduced travel demand, potential tort liability and voluntary or mandatory operational restrictions as a result of an accident, catastrophe or incident involving us, our regional carriers, our codeshare partners or another airline; the highly competitive nature of the global airline industry and susceptibility of the industry to price discounting and changes in capacity, including as a result of alliances, joint business arrangements or other consolidations; our reliance on a limited number of suppliers to source a majority of our aircraft and certain parts, and the impact of any failure to obtain timely deliveries, additional equipment or support from any of these suppliers; disruptions to our regional network and United Express flights provided by third-party regional carriers; unfavorable economic and political conditions in the United States and globally (including inflationary pressures); reliance on third-party service providers and the impact of any significant failure of these parties to perform as expected, or interruptions in our relationships with these providers or their provision of services; extended interruptions or disruptions in service at major airports where we operate and space, facility and infrastructure constrains at our hubs or other airports; geopolitical conflict, terrorist attacks or security events; any damage to our reputation or brand image; our reliance on technology and automated systems to operate our business and the impact of any significant failure or disruption of, or failure to effectively integrate and implement, the technology or systems; increasing privacy and data security obligations or a significant data breach; increased use of social media platforms by us, our employees and others; the impacts of union disputes, employee strikes or slowdowns, and other labor-related disruptions or regulatory compliance costs on our operations; any failure to attract, train or retain skilled personnel, including our senior management team or other key employees; the monetary and operational costs of compliance with extensive government regulation of the airline industry; current or future litigation and regulatory actions, or failure to comply with the terms of any settlement, order or arrangement relating to these actions; costs, liabilities and risks associated with environmental regulation and climate change, including our climate goals; high and/or volatile fuel prices or significant disruptions in the supply of aircraft fuel (including as a result of the Russia-Ukraine military conflict); the impacts of our significant amount of financial leverage from fixed obligations and the impacts of insufficient liquidity on our financial condition and business; failure to comply with financial and other covenants governing our debt, including our MileagePlus® financing agreements; the impacts of the proposed phaseout of the London interbank offer rate; limitations on our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income for U.S. federal income tax purposes; our failure to realize the full value of our intangible assets or our long-lived assets, causing us to record impairments; fluctuations in the price of our common stock; the impacts of seasonality, weather events, infrastructure and other factors associated with the airline industry; increases in insurance costs or inadequate insurance coverage and other risks and uncertainties set forth in Part I, Item 1A. Risk Factors, and under “Economic and Market Factors” in Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as well as other risks and uncertainties set forth from time to time in the reports we file with the U.S. Securities and Exchange Commission.

Non-GAAP Financial Information:

In discussing financial results and guidance, the company refers to financial measures that are not in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The non-GAAP financial measures are provided as supplemental information to the financial measures presented in this press release that are calculated and presented in accordance with GAAP and are presented because management believes that they supplement or enhance management’s, analysts’ and investors’ overall understanding of the company’s underlying financial performance and trends and facilitate comparisons among current, past and future periods. Non-GAAP financial measures such as adjusted operating margin (which excludes special charges), CASM-ex (which excludes the impact of fuel expense, profit sharing, special charges and third-party expenses), adjusted pre-tax margin (which is calculated as pre-tax margin excluding operating and nonoperating special charges and unrealized (gains) losses on investments, net) and adjusted net income typically have exclusions or adjustments that include one or more of the following characteristics, such as being highly variable, difficult to project, unusual in nature, significant to the results of a particular period or not indicative of past or future operating results. These items are excluded because the company believes they neither relate to the ordinary course of the company’s business nor reflect the company’s underlying business performance.

Because the non-GAAP financial measures are not calculated in accordance with GAAP, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related GAAP financial measures presented in the press release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Please refer to the tables accompanying this release for a description of the non-GAAP adjustments and reconciliations of the historical non-GAAP financial measures used to the most comparable GAAP financial measure and related disclosures.

-tables attached-

UNITED AIRLINES HOLDINGS, INC

STATEMENTS OF CONSOLIDATED OPERATIONS (UNAUDITED)

	Three Months Ended June 30,		% Increase/ (Decrease)	Six Months Ended June 30,		% Increase/ (Decrease)
(In millions, except per share data)	2023	2022		2023	2022
Operating revenue:
Passenger revenue	$13,002	$10,829	20.1	$23,276	$17,177	35.5
Cargo	362	574	(36.9)	760	1,201	(36.7)
Other operating revenue	814	709	14.8	1,571	1,300	20.8

Total operating revenue	14,178	12,112	17.1	25,607	19,678	30.1

Operating expense:
Salaries and related costs	3,710	2,836	30.8	7,032	5,623	25.1
Aircraft fuel	2,820	3,811	(26.0)	5,994	6,041	(0.8)
Landing fees and other rent	765	668	14.5	1,482	1,280	15.8
Aircraft maintenance materials and outside repairs	686	527	30.2	1,388	934	48.6
Depreciation and amortization	669	611	9.5	1,324	1,222	8.3
Regional capacity purchase	599	567	5.6	1,214	1,132	7.2
Distribution expenses	487	393	23.9	890	619	43.8
Aircraft rent	49	67	(26.9)	105	128	(18.0)
Special charges	859	112	NM	873	104	NM
Other operating expenses	2,017	1,642	22.8	3,831	3,093	23.9

Total operating expense	12,661	11,234	12.7	24,133	20,176	19.6

Operating income (loss)	1,517	878	72.8	1,474	(498)	NM
Nonoperating income (expense):
Interest expense	(493)	(420)	17.4	(979)	(844)	16.0
Interest income	216	33	NM	386	38	NM
Interest capitalized	42	22	90.9	80	46	73.9
Unrealized gains (losses) on investments, net	84	(40)	NM	108	(40)	NM
Miscellaneous, net	21	(14)	NM	62	5	NM

Total nonoperating expense, net	(130)	(419)	(69.0)	(343)	(795)	(56.9)

Income (loss) before income taxes	1,387	459	202.2	1,131	(1,293)	NM
Income tax expense (benefit)	312	130	140.0	250	(245)	NM
Net income (loss)	$1,075	$329	226.7	$881	$(1,048)	NM
Diluted earnings (loss) per share	$3.24	$1.00	224.0	$2.66	$(3.22)	NM
Diluted weighted average shares	331.5	330.3	0.4	331.5	325.9	1.7

NM	Not meaningful

UNITED AIRLINES HOLDINGS, INC.

PASSENGER REVENUE INFORMATION AND STATISTICS

Information is as follows (in millions, except for percentage changes):

	2Q 2023 Passenger Revenue	Passenger Revenue vs. 2Q 2022	PRASM vs. 2Q 2022	Yield vs. 2Q 2022	Available Seat Miles vs. 2Q 2022	2Q 2023 Available Seat Miles (“ASMs”)	2Q 2023 Revenue Passenger Miles (“RPMs”)
Domestic	$7,709	7.8%	(2.4%)	0.8%	10.5%	40,120	34,921
Europe	2,610	41.6%	17.3%	14.2%	20.7%	15,360	13,123
Latin America	1,170	8.8%	8.9%	8.7%	(0.1%)	7,435	6,427
Pacific	1,115	160.5%	20.4%	(4.3)%	116.4%	7,615	6,413
Middle East/India/Africa	398	21.0%	4.3%	4.5%	16.0%	3,008	2,657
International	5,293	44.0%	13.3%	8.9%	27.2%	33,418	28,620
Consolidated	$13,002	20.1%	2.2%	2.6%	17.5%	73,538	63,541

Select operating statistics are as follows:

	Three Months Ended June 30,		% Increase/ (Decrease)		Six Months Ended June 30,		% Increase/ (Decrease)
	2023	2022			2023	2022
Passengers (thousands) (a)	41,945	37,923	10.6		78,767	67,256	17.1
RPMs (millions) (b)	63,541	54,302	17.0		116,073	92,946	24.9
ASMs (millions) (c)	73,538	62,605	17.5		139,258	115,869	20.2
Passenger load factor: (d)
Consolidated	86.4%	86.7%	(0.3)	pts.	83.4%	80.2%	3.2	pts.
Domestic	87.0%	89.9%	(2.9)	pts.	84.1%	84.0%	0.1	pts.
International	85.6%	82.4%	3.2	pts.	82.4%	74.6%	7.8	pts.
Passenger revenue per available seat mile (“PRASM”) (cents)	17.68	17.30	2.2		16.71	14.82	12.8

Total revenue per available seat mile (“TRASM”) (cents)	19.28	19.35	(0.4)		18.39	16.98	8.3

Average yield per revenue passenger mile (cents) (e)	20.46	19.94	2.6		20.05	18.48	8.5
Cargo revenue ton miles (millions) (f)	768	752	2.1		1,499	1,543	(2.9)
Aircraft in fleet at end of period	1,325	1,323	0.2		1,325	1,323	0.2
Average stage length (miles) (g)	1,497	1,432	4.5		1,465	1,403	4.4
Employee headcount, as of June 30 (in thousands)	99.8	91.2	9.4		99.8	91.2	9.4
CASM (cents)	17.22	17.94	(4.0)		17.33	17.41	(0.5)
CASM-ex (cents) (h)	11.85	11.62	2.0		12.18	12.05	1.1
Average aircraft fuel price per gallon	$2.66	$4.18	(36.4)		$2.98	$3.58	(16.8)
Fuel gallons consumed (millions)	1,062	912	16.4		2,014	1,687	19.4

(a)	The number of revenue passengers measured by each flight segment flown.

(b)	The number of scheduled miles flown by revenue passengers.

(c)	The number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

(d)	RPMs divided by ASMs.

(e)	The average passenger revenue received for each RPM flown.

(f)	The number of cargo revenue tons transported multiplied by the number of miles flown.

(g)	Average stage length equals the average distance a flight travels weighted for size of aircraft.

(h)

CASM-ex is CASM less the impact of fuel expense, profit sharing, special charges and third-party expenses. See NON-GAAP FINANCIAL INFORMATION for a reconciliation of CASM-ex to CASM, the most comparable GAAP measure.

UNITED AIRLINES HOLDINGS, INC.

NON-GAAP FINANCIAL INFORMATION

UAL evaluates its financial performance utilizing various accounting principles generally accepted in the United States of America (GAAP) and non-GAAP financial measures, including adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), adjusted EBITDA margin, adjusted EBITDA excluding aircraft rent (adjusted EBITDAR), adjusted operating income (loss), adjusted operating margin, adjusted pre-tax income (loss), adjusted pre-tax margin, adjusted net income (loss), adjusted diluted earnings (loss) per share, CASM-ex, adjusted capital expenditures, free cash flow, and free cash flow, net of financings, among others. The non-GAAP financial measures are provided as supplemental information to the financial measures presented in this press release that are calculated and presented in accordance with GAAP and are presented because management believes that they supplement or enhance management’s, analysts’ and investors’ overall understanding of the company’s underlying financial performance and trends and facilitate comparisons among current, past and future periods.

Because the non-GAAP financial measures are not calculated in accordance with GAAP, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related GAAP financial measures presented in the press release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

The company does not provide a reconciliation of forward-looking measures where the company believes such a reconciliation would imply a degree of precision and certainty that could be confusing to investors and is unable to reasonably predict certain items contained in the GAAP measures without unreasonable efforts. This is due to the inherent difficulty of forecasting the timing or amount of various items that have not yet occurred and are out of the company’s control or cannot be reasonably predicted. For the same reasons, the company is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures. See “Cautionary Statement Regarding Forward-Looking Statements” above. The information below provides an explanation of certain adjustments reflected in the non-GAAP financial measures and shows a reconciliation of non-GAAP financial measures reported in this press release to the most directly comparable GAAP financial measures. Within the financial tables presented, certain columns and rows may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying amounts.

CASM: CASM is a common metric used in the airline industry to measure an airline’s cost structure and efficiency. UAL reports CASM excluding special charges, third-party business expenses, fuel expense, profit sharing and labor contract ratification bonuses. UAL believes that adjusting for special charges and labor contract ratification bonuses is useful to investors because those items are not indicative of UAL’s ongoing performance. UAL also believes that excluding third-party business expenses, such as maintenance, flight academy, ground handling and catering services for third parties, provides more meaningful disclosure because these expenses are not directly related to UAL’s core business. UAL also believes that excluding fuel expense from certain measures is useful to investors because it provides an additional measure of management’s performance excluding the effects of a significant cost item over which management has limited influence. UAL excludes profit sharing because it believes that this exclusion allows investors to better understand and analyze UAL’s operating cost performance and provides a more meaningful comparison of our core operating costs to the airline industry.

Adjusted EBITDA and EBITDAR: UAL also reports EBITDA and EBITDAR excluding special charges, nonoperating unrealized (gains) losses on investments, net, nonoperating debt extinguishment and modification fees and nonoperating special termination benefits. UAL believes that adjusting for these items is useful to investors because they are not indicative of UAL’s ongoing performance.

Adjusted Capital Expenditures and Free Cash Flow: UAL believes that adjusting capital expenditures for assets acquired through the issuance of debt, finance leases and other financial liabilities is useful to investors in order to appropriately reflect the total amounts spent on capital expenditures. UAL also believes that adjusting net cash provided by (used in) operating activities for capital expenditures, net of flight equipment purchase deposit returns, adjusted capital expenditures, and aircraft operating lease additions is useful to allow investors to evaluate the company’s ability to generate cash that is available for debt service or general corporate initiatives.

Adjusted Total Debt and Adjusted Net Debt: Adjusted total debt is a non-GAAP financial measure that includes current and long-term debt, operating lease obligations and finance lease obligations, current and noncurrent other financial liabilities and noncurrent pension and postretirement obligations. Adjusted net debt is adjusted total debt minus cash, cash equivalents and short-term investments. UAL provides adjusted total debt and adjusted net debt because we believe these measures provide useful supplemental information for assessing the company’s debt and debt-like obligation profile.

	Three Months Ended June 30,		% Increase/ (Decrease)	Six Months Ended June 30,		% Increase/ (Decrease)
	2023	2022		2023	2022
CASM-ex (cents)
Cost per available seat mile (CASM) (GAAP)	17.22	17.94	(4.0)	17.33	17.41	(0.5)
Fuel expense	3.84	6.09	(36.9)	4.30	5.21	(17.5)
Special charges	1.17	0.17	NM	0.63	0.09	NM
Profit sharing	0.30	—	NM	0.16	—	NM
Third-party business expenses	0.06	0.06	—	0.06	0.06	—
CASM-ex (Non-GAAP)	11.85	11.62	2.0	12.18	12.05	1.1

UNITED AIRLINES HOLDINGS, INC.

NON-GAAP FINANCIAL INFORMATION (Continued)

	Three Months Ended June 30,		Six Months Ended June 30,		Twelve Months Ended June 30,
Adjusted EBITDA and EBITDAR (in millions)	2023	2022	2023	2022	2023	2022
Net income (loss)	$1,075	$329	$881	$(1,048)	$2,666	$(1,221)
Adjusted for:
Depreciation and amortization	669	611	1,324	1,222	2,558	2,464
Interest expense, net of capitalized interest and interest income	235	365	513	760	1,128	1,580
Income tax (benefit) expense	312	130	250	(245)	748	(314)
Special charges	859	112	873	104	909	(938)
Nonoperating unrealized (gains) losses on investments, net	(84)	40	(108)	40	(168)	199
Nonoperating debt extinguishment and modification fees	11	—	11	7	11	(5)
Special termination benefits	—	—	—	—	—	(15)
Adjusted EBITDA	$3,077	$1,587	$3,744	$840	$7,852	$1,750
Adjusted EBITDA margin	21.7%	13.1%	14.6%	4.3%	15.4%	4.9%
Adjusted EBITDA	$3,077	$1,587	$3,744	$840	$7,852	$1,750
Aircraft rent	49	67	105	128	229	249
Adjusted EBITDAR	$3,126	$1,654	$3,849	$968	$8,081	$1,999

	Three Months Ended June 30,		Six Months Ended June 30,
Adjusted Capital Expenditures (in millions)	2023	2022	2023	2022
Capital expenditures, net of flight equipment purchase deposit returns (GAAP)	$1,420	$550	$3,263	$952
Property and equipment acquired through the issuance of debt, finance leases, and other financial liabilities	359	—	559	—
Adjusted capital expenditures (Non-GAAP)	$1,779	$550	$3,822	$952

Free Cash Flow (in millions)
Net cash provided by operating activities (GAAP)	$3,799	$2,691	$6,941	$4,167
Less capital expenditures, net of flight equipment purchase deposit returns	1,420	550	3,263	952
Free cash flow, net of financings (Non-GAAP)	$2,379	$2,141	$3,678	$3,215
Net cash provided by operating activities (GAAP)	$3,799	$2,691	$6,941	$4,167
Less adjusted capital expenditures (Non-GAAP)	1,779	550	3,822	952
Less aircraft operating lease additions	—	—	—	4
Free cash flow (Non-GAAP)	$2,020	$2,141	$3,119	$3,211

	June 30,		Increase/ (Decrease)
Adjusted total debt and Adjusted net debt (in millions)	2023	2022
Debt - current and noncurrent (GAAP)	$30,293	$32,187	$(1,894)
Operating lease obligations - current and noncurrent	5,178	5,540	(362)
Finance lease obligations - current and noncurrent	370	283	87
Pension and postretirement liabilities - noncurrent	1,445	2,898	(1,453)
Other financial liabilities - current and noncurrent	1,503	1,410	93
Adjusted total debt (Non-GAAP)	$38,789	$42,318	(3,529)
Less: Cash and cash equivalents	$9,605	$16,885	(7,280)
Short-term investments	9,533	3,190	6,343
Adjusted net debt	$19,651	$22,243	(2,592)
Adjusted net debt divided by twelve months ended June 30 adjusted EBITDAR	2.4	11.1

UNITED AIRLINES HOLDINGS, INC.

NON-GAAP FINANCIAL INFORMATION (Continued)

	Three Months Ended June 30,		% Increase/ (Decrease)	Six Months Ended June 30,		% Increase/ (Decrease)
(in millions)	2023	2022		2023	2022
Operating income (loss) (GAAP)	$1,517	$878	72.8	$1,474	$(498)	NM
Special charges	859	112	NM	873	104	NM
Adjusted operating income (loss) (Non-GAAP)	$2,376	$990	140.0	$2,347	$(394)	NM
Operating margin	10.7%	7.2%	3.5 pts	5.8%	(2.5)%	8.3 pts
Adjusted operating margin (Non-GAAP)	16.8%	8.2%	8.6 pts	9.2%	(2.0)%	11.2 pts
Pre-tax income (loss) (GAAP)	$1,387	$459	202.2	$1,131	$(1,293)	NM
Adjusted to exclude:
Special charges	859	112	NM	873	104	NM
Unrealized (gains) losses on investments, net	(84)	40	NM	(108)	40	NM
Debt extinguishment and modification fees	11	—	NM	11	7	NM
Adjusted pre-tax income (loss) (Non-GAAP)	$2,173	$611	255.6	$1,907	$(1,142)	NM
Pre-tax margin	9.8%	3.8%	6.0 pts.	4.4%	(6.6)%	11.0 pts.
Adjusted pre-tax margin (Non-GAAP)	15.3%	5.0%	10.3 pts.	7.4%	(5.8)%	13.2 pts.
Net income (loss) (GAAP)	$1,075	$329	226.7	$881	$(1,048)	NM
Adjusted to exclude:
Special charges	859	112	NM	873	104	NM
Unrealized (gains) losses on investments, net	(84)	40	NM	(108)	40	NM
Debt extinguishment and modification fees	11	—	NM	11	7	NM
Income tax benefit on adjustments, net	(194)	(10)	NM	(197)	(10)	NM
Adjusted net income (loss) (Non-GAAP)	$1,667	$471	253.9	$1,460	$(907)	NM
Diluted earnings (loss) per share (GAAP)	$3.24	$1.00	224.0	$2.66	$(3.22)	NM
Adjusted to exclude:
Special charges	2.59	0.34	NM	2.63	0.32	NM
Unrealized (gains) losses on investments, net	(0.25)	0.12	NM	(0.33)	0.12	NM
Debt extinguishment and modification fees	0.03	—	NM	0.03	0.03	NM
Income tax benefit on adjustments, net	(0.58)	(0.03)	NM	(0.59)	(0.03)	NM
Adjusted diluted earnings (loss) per share (Non-GAAP)	$5.03	$1.43	251.7	$4.40	$(2.78)	NM

NM	Not Meaningful

UNITED AIRLINES HOLDINGS, INC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In millions)	June 30, 2023	December 31, 2022

ASSETS
Current assets:
Cash and cash equivalents	$9,605	$7,166
Short-term investments	9,533	9,248
Restricted cash	38	45
Receivables, less allowance for credit losses (2023 — $15; 2022 — $11)	2,004	1,801
Aircraft fuel, spare parts and supplies, less obsolescence allowance (2023 — $648; 2022 — $610)	1,290	1,109
Prepaid expenses and other	836	689

Total current assets	23,306	20,058

Total operating property and equipment, net	37,128	34,448

Operating lease right-of-use assets	3,995	3,889
Other assets:
Goodwill	4,527	4,527
Intangibles, less accumulated amortization (2023 — $1,477; 2022 — $1,472)	2,744	2,762
Restricted cash	238	210
Deferred income taxes	—	91
Investments in affiliates and other, less allowance for credit losses (2023 — $21; 2022 — $21)	1,403	1,373
Total other assets	8,912	8,963

Total assets	$73,341	$67,358

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,172	$3,395
Accrued salaries and benefits	3,223	1,971
Advance ticket sales	10,102	7,555
Frequent flyer deferred revenue	2,841	2,693
Current maturities of long-term debt	3,580	2,911
Current maturities of operating leases	571	561
Current maturities of finance leases	225	104
Current maturities of other financial liabilities	35	23
Other	826	779

Total current liabilities	25,575	19,992

Long-term liabilities and deferred credits:
Long-term debt	26,713	28,283
Long-term obligations under operating leases	4,607	4,459
Long-term obligations under finance leases	145	115
Frequent flyer deferred revenue	4,183	3,982
Pension liability	804	747
Postretirement benefit liability	641	671
Deferred income taxes	133	—
Other financial liabilities	1,468	844
Other	1,367	1,369

Total long-term liabilities and deferred credits	40,061	40,470

Total stockholders’ equity	7,705	6,896

Total liabilities and stockholders’ equity	$73,341	$67,358

UNITED AIRLINES HOLDINGS, INC.

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
(In millions)	2023	2022
Cash Flows from Operating Activities:
Net cash provided by operating activities	$6,941	$4,167
Cash Flows from Investing Activities:
Capital expenditures, net of flight equipment purchase deposit returns	(3,263)	(952)
Purchases of short-term and other investments	(6,876)	(3,302)
Proceeds from sale of short-term and other investments	6,702	215
Proceeds from sale of property and equipment	9	138
Other, net	1	(13)
Net cash used in investing activities	(3,427)	(3,914)
Cash Flows from Financing Activities:
Proceeds from issuance of debt and other financing liabilities, net of discounts and fees	1,591	212
Payments of long-term debt, finance leases and other financing liabilities	(2,614)	(1,795)
Other, net	(31)	(71)
Net cash used in financing activities	(1,054)	(1,654)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,460	(1,401)
Cash, cash equivalents and restricted cash at beginning of the period	7,421	18,533
Cash, cash equivalents and restricted cash at end of the period	$9,881	$17,132
Investing and Financing Activities Not Affecting Cash:
Property and equipment acquired through the issuance of debt, finance leases and other	$559	$—
Right-of-use assets acquired through operating leases	434	84
Lease modifications and lease conversions	349	82
Investment interests received in exchange for goods and services	25	44

UNITED AIRLINES HOLDINGS, INC.

NOTES (UNAUDITED)

Special charges and unrealized gains on investments, net include the following:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2023	2022	2023	2022
Operating:
Labor contract ratification bonuses	$813	$—	$813	$—
(Gains) losses on sale of assets and other special charges	46	112	60	104

Total operating special charges	859	112	873	104

Nonoperating:
Nonoperating unrealized (gains) losses on investments, net	(84)	40	(108)	40
Nonoperating debt extinguishment and modification fees	11	—	11	7

Total nonoperating special charges and unrealized (gains) losses on investments, net	(73)	40	(97)	47

Total operating and nonoperating special charges and unrealized (gains) losses on investments, net	786	152	776	151

Income tax benefit, net of valuation allowance	(194)	(10)	(197)	(10)

Total operating and non-operating special charges and unrealized (gains) losses on investments, net of income taxes	$592	$142	$579	$141

Labor contract ratification bonuses: In July 2023, the company reached an Agreement in Principle (“AIP”) with its employees represented by the Air Line Pilots Association regarding a contract that became amendable in January 2019. The AIP includes numerous work rule changes and pay rate increases during the four-year term. The agreement also includes a provision for a one-time payment upon ratification. In the three and six months ended June 30, 2023, the company recorded $765 million of expenses associated with this AIP relating to wages for 2022 and prior years. Also on May 1, 2023, the company and the International Association of Machinists & Aerospace Workers (“IAM”) ratified five contracts covering nearly 30,000 IAM-represented fleet service, passenger service, storekeepers, maintenance instructors and fleet technical instructors and related employees. The company recorded a one-time $48 million expense in conjunction with the ratification.

(Gains) losses on sale of assets and other special charges: During the three and six months ended June 30, 2023, the company recorded $46 million and $60 million, respectively, of net charges primarily comprised of reserves for various legal matters, accelerated depreciation related to certain of the company’s assets that will be retired early and other gains and losses on the sale of assets.

During the three and six months ended June 30, 2022, the company recorded $112 million and $104 million, respectively, of net charges primarily comprised of $94 million for various legal matters.

Nonoperating unrealized gains on investments, net: All amounts represent changes to the market value of equity investments.

Nonoperating debt extinguishment and modification fees: During the three and six months ended June 30, 2023, the company recorded $11 million of charges primarily related to the prepayment of $1.0 billion of the outstanding principal amount under a 2021 term loan facility.

During the six months ended June 30, 2022, the company recorded $7 million of charges primarily related to the early redemption of $400 million of its outstanding principal amount of the 4.25% senior notes due 2022.

Effective tax rate:

The company’s effective tax rates were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Effective tax rate	22.5%	28.3%	22.1%	18.9%

The provision for income taxes for the three and six months ended June 30, 2023 is based on the estimated annual effective tax rate, which represents a blend of federal, state and foreign taxes and includes the impact of certain nondeductible items. The provision for income taxes for the three and six months ended June 30, 2022 was calculated using a discrete effective tax rate method. We determined that applying an estimate of the annual effective tax rate to income or loss for the interim reporting period would not provide a reliable estimate for the three and six months ended June 30, 2022, since small changes in estimated income would have resulted in significant changes in the estimated annual effective tax rate.

[1]	For additional information about the non-GAAP measures used in this press release, see “Non-GAAP Financial Information” below.
[2]

Adjusted diluted earnings per share is a measure that is not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and excludes operating and non-operating special charges and unrealized (gains) losses on investments, net. We are not providing a target for or a reconciliation to diluted earnings per share, the most directly comparable GAAP measure, because we are unable to predict the excluded items noted above contained in the GAAP measure without unreasonable efforts, and therefore we also are not able to predict the probable significance of such items. For additional information about the non-GAAP measures used in this press release, see “Non-GAAP Financial Information” below.

SOURCE United Airlines